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                      FORM U-12(I)-B (THREE-YEAR STATEMENT)
                    [As last amended in Release No. 35-26031,
                     effective May 31, 1994, 59 F.R. 21992.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                               Calendar Year 1998

                                 FORM U-12(I)-B

          STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
            COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A
             REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND
                   WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
                       EXPENSES AS SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1.   Name and business address of person filing statement.

     Thomas H. Eckel
     EnergyNet LLC, d/b/a/ SABRE Energy Network
     4200 Buckingham Rd, MD 1404
     Fort Worth, TX 76155

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     none

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Columbia Energy Group
     EnergyNet LLC, d/b/a SABRE Energy Network

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Director, Technical Services of EnergyNet LLC, d/b/a SABRE Energy Network
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5.   (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


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                            Salary or other
                             compensations
                         --------------------
Name of recipient        received     to be           Person or company from whom
                                     received          received or to be received
                            (a)         (b)
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
Thomas H. Eckel              *           *            EnergyNet LLC, SABRE Energy Network

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* Confidential treatment requested

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


         (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client: $ 23,735

     (b) Itemized list of all other expenses: no other expenses

Date:  February 3, 1999           (Signed) ________________________________
                                                 Thomas H. Eckel